

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2010

Brian L. Klemsz
Chief Executive Officer
Westmountain Alternative Energy, Inc.
123 North College Ave, Suite 200,
Fort Collins, Colorado 80524

> **Re:** **Westmountain Alternative Energy, Inc.**
> **Form 8-K/A, Item 4.01**
> **Filed August 2, 2010**
> **File No. 000-53029**

Dear Mr. Klemsz:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Yolanda Crittendon
Staff Accountant